Exhibit 99.1

Talisman Energy Announces 2013 Guidance
 Focus on two core operating areas
Increasing liquids and international natural gas
Process underway to unlock $2-3 billion of value through asset sales or joint ventures

CALGARY, Alberta – March 6, 2013 – Talisman Energy Inc. has announced guidance for this year. The objective of our 2013 capital and operating plan is to increase total shareholder returns by unlocking net asset value and growing cash flow per share. Operationally, the plan focuses on Talisman’s two core areas (the Americas and Asia-Pacific), increasing the contribution from liquids volumes, maintaining a strong balance sheet, and driving operational excellence. All values in this release are in US$ unless otherwise stated.

2013 Guidance Summary

Executing a focused and disciplined capital spending program:
•	$3 billion capital budget – a 25% reduction from 2012.
•	90% of capital directed at liquids and international gas.
•	The majority of capital will be spent in our two core regions.

Replacing low-margin North American natural gas with higher margin barrels:
•	375,000-395,000 boe/day production target for 2013.
•	Liquids weighting expected to increase from 35 to 40%.
o	Liquids momentum carries into 2014.
•	High netback international gas expected to account for 25% of production.
•	Cash flow expected to be approximately $2.5 billion. *
o	2012 asset sales account for the majority of the reduction from last year.
o	Six core properties account for 60% of cash flow.

Taking steps to unlock net asset value:
•	$2-3 billion of dispositions or joint ventures planned for the next 12-18 months.
o	$1-1.5 billion in North America.
o	Actively marketing North Duvernay shale and parts of the Montney.
o	$1-1.5 billion of international assets.
•	Options for proceeds include debt reduction and increasing cash flow per share through short-term development spending or share repurchases.

“We are quickly moving to strengthen and focus our company by imposing strict capital discipline, increasing the cash margins on the barrels we produce, and unlocking value through asset sales or strategic joint ventures,” said Hal Kvisle, President and CEO. “Our focused capital program targets high-margin, near-term opportunities in our two core areas. We will be less reliant on asset sales to fund core capital programs in 2013. As a result, once we execute these planned sales or joint ventures, we will have the option of using proceeds to pay down debt, or increase cash flow per share through short-term development spending or share repurchases.

*assumes $90/bbl WTI oil, $105/bbl Brent oil, $3.60/mmbtu NYMEX natural gas

“Over the past six months, we have stabilized the company. We’ve reduced debt by about $750 million over the course of 2012. We will maintain a strong balance sheet going forward, with a target debt-to-cash flow ratio of 1.5 times. We are increasingly protecting our capital program through hedging.

“We are now a much more focused company. Talisman has two core areas, Asia-Pacific and the Americas (North America and Colombia), which account for approximately 90% of our production and 85% of our 2P reserves. We will continue to strengthen and high-grade our assets within this core. For other areas, we are examining all options, including harvesting cash flow, ongoing development, joint venture opportunities, or sale.

“We are unlocking the net asset value (NAV) in our portfolio. We expect to sell (or joint venture) $2-3 billion of non-core assets over the next 12-18 months to unlock NAV not currently reflected in our share price. We are actively marketing our stake in both the North Duvernay shale play and parts of our Montney position.

“We are building oil and liquids momentum in 2013, which will continue into next year. Talisman has a large inventory of liquids and high netback international gas opportunities within our existing portfolio. In 2013, approximately 90% of our capital program is directed at these cash flow-generating opportunities. We plan to grow five key liquids projects – currently producing 10,000 bbls/day – to approximately 65,000 bbls/day in 2014.

“Operational excellence and capital efficiency are top priorities. We will improve all aspects of our cost structure, with the objective of increasing cash margins on every barrel we produce. A major focus will be to continue to improve drilling performance in the Eagle Ford. Significant progress has been made over the past two years and we will continue to lower costs and reduce drilling times. We are also taking steps to reduce our run rate for net general and administrative (G&A) costs by $100-150 million by the end of 2013.

“This plan is the result of an in-depth review of our strategy and business by our Board of Directors and management. I believe we now have a focused and deliberate path forward that will both unlock, and create sustainable growth in, shareholder value. We have started to reposition Talisman for future cash-flow-per-share growth on the foundation of a stronger balance sheet, better capital discipline, a more focused portfolio, and operational excellence.”

In October 2012, Talisman set four strategic priorities – which are described below – along with actions and outcomes.

Priority 1 -- live within our means. We will set capital spending budgets that can be largely funded by operating cash flows. We will maintain balance sheet strength so that we are able to respond to quality investment opportunities within our core regions.

We are reducing our capital budget from $4 billion in 2012 to $3 billion in 2013 – a reduction of 25%.

Priority 2 -- focus our capital program. We will invest in projects (focused in our two core regions) that come onstream more quickly, and deliver sustainable cash flow over the longer term. We will reduce upfront capital invested in high-risk exploration.

The 2013 capital program will focus on near-term, higher netback opportunities. Exploration spending has been cut in half, and is directed primarily at proving up substantial oil potential in Colombia, Kurdistan and Asia-Pacific. Long-dated exploration spending in 2013 is expected to account for only about 5% of Talisman’s total capital spend.

Priority 3 -- improve operational performance and reduce cost structure. We will do things better, faster, safer, and at lower cost. Our aim is to enhance project execution and to improve margins on every barrel we produce.

Talisman is reviewing all aspects of our cost structure. In 2013, we are taking actions to reduce G&A costs, and will continue to improve drilling performance in the Eagle Ford.

Priority 4 -- unlocking net asset value of the portfolio. Talisman’s asset base includes large positions in several long-dated plays that generate little to no cash flow. We will surface value for shareholders. We will continue to high-grade our portfolio and consider divestments and joint ventures where underlying asset values are not reflected in our share price.

Our target is to unlock $2-3 billion in value through asset sales or joint ventures over the next 12-18 months.

2013 Guidance
Region	Play	Production range (mboe/d)	Capital ($ million)
Americas	Marcellus	68-70	~150
	Eagle Ford	~30	~650
	Edson/Duvernay/Montney	62-64	~270
	Other	10-12	~30
	Colombia	~20	~250
Asia-Pacific	Indonesia	74-79	~190
	Malaysia	40-43	~240
	Vietnam	~8	~140
	Australia/PNG	~8	~80
	Algeria	~14	~25
Other	North Sea	41-46	~800
	Kurdistan	-	~70
	Other & Corp.	-	~100
		375-395	~$3,000

The Americas – large resource base and liquids-rich opportunities

North America

Talisman is well positioned in five leading plays in North America, with over 35 tcfe (approximately 6 billion boe) of contingent resource in an area of 1.3 million net acres. We have material positions in three liquids-rich plays and upside exposure in two of the best dry gas plays in North America.

A significant portion of this resource base is located in our Canadian heritage region, which stretches from Fort St. John in northeastern British Columbia to Edson in west-central Alberta. Here, we have a large, contiguous land base, providing extensive running room. This land is supported by company-operated midstream infrastructure.

Talisman has established itself as a top-tier operator in the Marcellus shale play, with 5 tcf of contingent resource and an estimated 1,600 prospective drilling locations. The play is currently self-funded and provides material upside with an increase in North American natural gas prices.

In the current low natural gas price environment, we have sharpened our focus in North America in 2013, reducing spending on dry gas plays. Our short-term priority is to continue to develop the liquids-rich Eagle Ford shale play, where production growth combined with capital and operating efficiency improvements will deliver considerable cash flow from this high-cash margin play.

In addition, our 2013 priorities for North America include drilling to hold strategic land positions in some of our dry gas plays. We will also seek to monetize assets with minimal cash flow and high net asset values, specifically the Montney and North Duvernay plays.

We plan to spend approximately $1.1 billion in our core North American business in 2013 – a decrease of roughly 30% from the previous year. Approximately 80% of capital is being allocated to three liquids-rich plays, with a significant reduction in spending on dry gas plays. This activity set positions Talisman to double its North American liquids production over the next few years.

In the Eagle Ford, we will continue to focus on liquids-rich parts of the acreage, and we are increasing pad drilling in 2013. We have built a secure egress position and we entered the year with 50 uncompleted wells, which we plan to complete and tie-in.

In the liquids-rich Duvernay shale, we hold approximately 350,000 net acres. We recently completed a well reporting one of the highest liquids ratios in the play and we plan continued appraisal drilling in 2013.

At Wild River, we are growing NGL volumes through development of this multi-zone play, with a new Deep Cut liquids extraction facility that should be operational by the end of this year.

In the Montney, the majority of the capital program is funded by our joint venture partner. Here, we will continue to assess and appraise the property and continue to develop the liquids-rich eastern part of the play. We will also invest capital at Edson to maintain mineral rights and assess liquids-rich opportunities.

In the Marcellus shale, we will selectively spend capital to hold strategic core acreage positions.

Colombia

In the three years since the Equion joint venture, we have drilled some exciting exploration wells, completed a successful stratigraphic program – which indicates large heavy oil potential –and secured interest in a key pipeline to access markets. With these activities, we have moved into the development phase.

We have three key areas in Colombia: the Equion joint venture (with the Piedemonte complex), the heavy oil region (Block CPO-9 and CPE-6), and the Ocensa pipeline. Part of Talisman’s Niscota license (adjacent to Piedemonte) and operatorship is being transferred to Equion. We plan to spend approximately $250 million on exploration and development activities in Colombia in 2013.

The majority of production comes from Piedemonte within our Equion joint venture. In 2012, daily production from Colombia averaged 17,000 boe/day of high netback liquids and natural gas. In 2013, we will continue to progress toward Piedemonte Phase II facilities expansion. Exploration activities in the Niscota Block continue with imminent flow testing of the Huron-2 well and ongoing drilling of the Huron-3 well.

In the heavy oil region, we have secured the Exploration Environmental License for CPO-9, allowing us to move forward with a seven-well Akacias appraisal program with the intention of flowing wells on extended well tests in 2013. An exploration well in the Lorito prospect is also planned. In CPE-6, 3D seismic is ongoing. Upon license approval, we will drill and flow test three wells prior to proceeding toward development activity. While we have made progress on securing permits, permitting delays continue to affect the pace of development.

Talisman now has ownership in 12.15% of the Ocensa pipeline and approximately 55,000 bbls/day of capacity, plus an additional 13,900 bbls/day through Equion. Ocensa is now a profit centre for the company, generating dividends from our ownership position and marketing/capacity fees from oil transport capacity that is in short supply in the Llanos Basin. As Talisman’s production from Blocks CPO-9, CPE-6, and the Niscota Block ramp up, we will have access to the export facilities on the Caribbean coast. Monetization of all or part of our Ocensa pipeline equity is also an option.

Asia-Pacific – high netback self-funded growth

Asia-Pacific is characterized by rapid economic growth supporting strong energy demand. Talisman’s portfolio in the region is anchored by projects at Corridor (South Sumatra, Indonesia) and PM-3 CAA (Malay Basin, offshore Malaysia/Vietnam), which are connected to high netback natural gas markets through existing pipeline infrastructure. We have been operating in the region for 20 years and have demonstrated our operating capability with a strong track record of consistent, safe delivery. We have established close working relationships with host governments and national oil companies to take full advantage of the region’s investment opportunities. The company is on track to deliver average production growth of approximately 8% per annum over the medium term, and the region is expected to contribute over $400 million annually in free cash flow to Talisman.

Total capital spending in the region is expected to be approximately $650 million, with five projects accounting for 85% of the total.

The focus of the Malay Basin is long-life production and cash flow. The PM-3 CAA fields are characterized by multiple stacked reservoirs, which offer significant opportunities for increased recoveries. In the near term, we will maintain production through infill drilling, well interventions, and continuous operations improvements. We are currently in discussion with key stakeholders with respect to an extension of the current PM-3 CAA license, with the blocks expiring in 2017 and 2018. In addition, we are looking for near-field exploration opportunities.

Talisman’s acreage in the Sabah Basin provides access to low-cost discovered oil and gas reserves, with extensive infrastructure in place. In late 2012, we took over operatorship of the Kinabalu field and will seek to enhance production through workovers, development drilling, and enhanced oil recovery techniques. We hold two large exploration licenses next to Kinabalu where new 3D seismic has identified potential hydrocarbons, and two exploration wells will be drilled in 2013.

In Indonesia, the South Sumatra area includes key assets such as Corridor and Jambi Merang. At Corridor, the company has a very large natural gas reserve base. Here, we continue to invest in development opportunities, including proving up additional reserves to potentially allow sanction of another production train at the Suban field. At Jambi Merang, we will invest to maintain a high level of operating efficiency and consider expanding into the next development phase.

In Vietnam, Talisman is completing the HST/HSD field development, which is expected to come onstream in the second half of 2013 with net production expected at approximately 10,000 boe/day.

In PNG, we are continuing our gas aggregation strategy across our large land position, with potential of up to 20 tcf of undiscovered petroleum initially in place (unrisked). Our principal partner, Mitsubishi, brings funding and LNG expertise. In the near term, we will high-grade our land position to maintain quality and focus, while we execute the Stanley condensate recovery scheme with the goal of bringing on first production in late 2014 at the earliest.

Other Operating Areas

The North Sea

The North Sea is an oil-based portfolio in a strong Brent oil price environment. With 20 years of operating experience in the basin, Talisman has focused on operating late-life, mature fields. In recent years, we have not invested adequate capital in the UK, which has contributed to asset reliability challenges as well as reduced production capability.

Recognizing the need for additional capital and looking to reduce our exposure to inherent production volatility, Talisman sold a 49% working interest in our UK assets to Sinopec for $1.5 billion in late 2012.

This transaction enables increased investment by the joint venture in the UK North Sea, while allowing Talisman to reduce net spending. In 2013, investments will be made to improve operational efficiency in the UK and to execute economic redevelopment and life extension projects.

Redevelopment of the Montrose area – including facilities upgrades, development drilling, and the tie-back of undeveloped fields – accounts for approximately one-half of our UK North Sea spending this year. Investment will also be directed to infill drilling, water injection, platform, and subsea upgrades. We will also re-examine the possibility of developing the Auk South field.

In Norway, spending will be focused at Brage and Varg, including development drilling, field extensions, near-field exploration, and the Varg gas export project.  In 2012, the Yme project experienced significant delays, quality issues and cost overruns. Given the uncertainty of the timing of first oil, Talisman removed Yme from its forward production projections and recorded impairment losses.

Talisman’s overall capital spending in the region is expected to be about one-third less in 2013, after accounting for the joint venture.  Our strategy across the North Sea is to optimize value through near-term opportunities, while driving safe, efficient, and reliable operations.

Kurdistan Region of  Iraq

Talisman operates two blocks in the Kurdistan Region of Iraq: Kurdamir and Topkhana. Kurdistan is a world-class exploration opportunity in an under-explored basin. In 2012, we made a significant oil discovery in Kurdamir. Talisman’s net 2C contingent resources in Kurdamir/Topkhana today are 114 mmbbls of liquids and 1.5 tcf of natural gas. Further appraisal drilling is targeted at proving the significant oil upside that exists. We currently estimate 329 mmbbls and 1.2 tcf of net unrisked prospective resource.

One of our key priorities this year is to recognize value in our portfolio. To do so, we will continue exploration and appraisal drilling to establish the extent of the resource base in Kurdistan. In 2013, we will drill two wells: Kurdamir-3 to evaluate the extent of the oil column, and a second well at Topkhana. Once these drilling programs are completed, we will consider all options to unlock value in this asset.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at (www.talisman-energy.com)

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
Phoebe Buckland	Lyle McLeod
Manager, External Communications	Vice-President, Investor Relations
Phone: 403-237-1657	Phone: 403-767-5732
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

03-13

Forward-Looking Information
This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; expected capital expenditures, company-wide and regionally; expected production, company-wide; regionally and by product; expected divestitures and/or JVs and targeted timing and targeted value of disposals; potential share repurchase and other potential reinvestment alternatives; targeted debt to cash flow ratio; expected G&A reductions; expected cash flow – company-wide, regionally and by product-type; expected free cash flow; expected benefits of the JV with Sinopec in the UK; expected improvement in drilling performance in the Eagle Ford and expected associated benefits; planned drilling and rigs  and drilling strategy in North America; expected completion of the Deep Cut facility; expected seismic, drilling, testing and other activity in Colombia; expected benefits of the ownership share in the Ocensa pipeline; expected exploration and development activities in Talisman’s Asia-Pacific region; possible exploration upside in the Sabah basin; potential sanction of production train at the Suban field; expected completion of and production at HST/HSD; targeted first production at Stanley; planned focus and strategy in the UK; planned drilling, extensions and exploration in Norway; planned upgrades, drilling and tie-back in the UK; planned drilling in Kurdistan; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.  The company priorities disclosed in this news release are objectives only and their achievement cannot be guaranteed. Indicative capital estimates for 2013, which are provided in this news release, are subject to change.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.  Forward-looking information for periods past 2013 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to the availability and cost of credit and other financing and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results or strategy are included in Talisman’s most recent Annual Information Form. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Oil and Gas Information

Reserves
National Instrument 51-101 ("NI 51-101") of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Talisman has obtained an exemption from Canadian securities regulatory authorities to permit it to provide certain disclosures in accordance with the US disclosure standards, in addition to the disclosure mandated by NI 51-101, in order to provide for comparability of oil and gas disclosure with that provided by US and other international issuers.  Accordingly, in addition to the reserves data and certain other oil and gas information included in this news release which is provided in accordance with NI 51-101, there is data and information provided in accordance with US disclosure standards.

A separate exemption granted to Talisman also permits it to disclose internally evaluated reserves data.  Any reserves and resources data contained in this news release reflects Talisman’s estimates of its reserves and resources. While Talisman annually obtains an independent audit of a portion of its proved and probable reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves and resources data disclosed in this news release.

Production and Reserves Volumes
Unless otherwise stated, production volumes and reserves estimates are stated on a Company interest basis prior to the deduction of royalties and similar payments. In the US, net production volumes and reserve estimates are reported after the deduction of these amounts. US readers may refer to the table headed “Continuity of Net Proved Reserves” in Talisman’s most recent Annual Information Form for a statement of Talisman’s net production volumes and reserves. The use of the word “gross” in this news release means a 100% interest prior to the deduction of royalties and similar payments.

Resources
In this news release, Talisman also discloses contingent resources, prospective resources and PIIP as at February 28, 2013.  Where not otherwise indicated, in this news release, the contingent resources provided are 2C and the prospective resources provided are unrisked best estimates.

Contingent resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.  The contingencies that prevent the resources from being classified as reserves are: lack of gas sales contract; additional testing; production and performance appraisal activities; development time frame too far in the future; demonstration of economic viability; facilities and egress; access to equipment and services; hydraulic fracturing technology; commodity prices and regulatory approvals.  There is no certainty that it will be commercially viable to produce any portion of the resources.  In addition to these contingencies and uncertainties the development of commerciality of resources is also subject to a number of risk factors, as discussed more fully above.

Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Unrisked prospective resources are not risked for change of development or chance of discovery.  If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development.  In this news release risked prospective resources have been risked for chance of discovery but have not been risked for chance of development.  If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development.

PIIP is defined as petroleum initially in place and is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It is the total quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production. PIIP estimates may contain all resource classifications, both discovered and undiscovered. There is no certainty that any portion of the resources will be discovered.  If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

Non-Core Assets
In this news release, all references to “core” and “non-core” assets and properties align with the company’s current public disclosure regarding its assets and properties.

BOE Conversion
Throughout this news release, barrels of oil equivalent (boe) are calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl).  This news release also includes references to mcf equivalents (mcfes) which are calculated at a conversion rate of one barrel of oil to six thousand cubic feet of gas.  Boes and Mcfes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6mcf:1bbl and an mcfe conversion ratio of 1bbl:6mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalency at the well head.

Netbacks
Talisman also discloses netbacks in this news release. Netbacks per boe are calculated by deducting from the sales price associated royalties, operating and transportation costs.

IFRS
The financial information for 2012 and 2013 is presented in accordance with International Financial Reporting Standards (IFRS).  IFRS may differ from generally accepted accounting principles in the US.

Non-GAAP Financial Measures
Included in this news release are references to financial measures used in the oil and gas industry such as free cash flow, cash flow and capital expenditure. These terms are not defined by IFRS. Consequently, these are referred to as non-GAAP measures. Talisman’s reported results of such measures may not be comparable to similarly titled measures reported by other companies.

Free Cash Flow is used by management to assess the amount of funds available for reinvestment or to reduce debt levels or return to shareholders.  Free cash flow is the net of cash provided by operating, investing and financing activities before the repayment or issuance of long-term debt.

Cash Flow represents net income before exploration costs, DD&A, impairment, deferred taxes and other non-cash expenses.  Cash flow is used by the Company to assess operating results between years and between peer companies using different accounting policies.  Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the Company’s performance or liquidity.

The company's 2013 cash provided by operating activities is expected to be $1.8 billion.

Capital (or “capital spend” or “exploration and development spending”) is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred, including the capital spend of the jointly controlled entities of the company.

Year Ended
(US$ millions)	December 31, 2012

Exploration, development and other	3,658
Exploration expensed	346
Capital	4,004

The company's 2013 estimated capital expenditure, pursuant to IFRS, is expected to be $2 billion.

Forecasted Cash Flow and Forecasted Free Cash Flow:
This news release also contains discussions of anticipated cash flow and anticipated free cash flow both on an aggregate and per share basis. The material assumptions used in determining estimates of cash flow are: the anticipated production volumes; estimates of realized sales prices, which are in turn driven by benchmark prices, quality differentials and the impact of exchange rates; estimated royalty rates; estimated operating expenses; estimated transportation expenses; estimated general and administrative expenses; estimated interest expense, including the level of capitalized interest; and the anticipated amount of cash income tax and petroleum revenue tax. The amount of is inherently difficult to predict.

Anticipated production volumes are, in turn, based on the midpoint of the estimated production range and do not reflect the impact of any potential asset dispositions or acquisitions. The completion of any contemplated asset acquisitions or dispositions is contingent on various factors including favourable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such acquisitions or dispositions.

In addition to the assumptions that underpin forecasted cash flow, forecasted free cash flow also includes assumptions around capital investments and financing activities.